March 24, 2025

Ying Ying Chow
Chief Executive Officer
PTL Ltd
111 North Bridge Road
#23-06A
Peninsula Plaza
Singapore 179098

       Re: PTL Ltd
           Draft Registration Statement on Form F-1
           Submitted March 19, 2025
           CIK No. 0002016337
Dear Ying Ying Chow:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-679-6943 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Yarona Yieh